

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2012

Via E-mail
Jack Brothers
Chief Executive Officer
Red Bullet Racing Corporation
c/o 901 S. Federal Highway
Hallandale Beach, FL 33009

> **Re:** **Red Bullet Racing Corporation**
> **Amendment No. 3 to the Registration Statement on Form S-1**
> **Filed March 14, 2012**
> **File No. 333-178754**
> **Macho Uno Racing Corporation**
> **Amendment No. 3 to the Registration Statement on Form S-1**
> **Filed March 19, 2012**
> **File No. 333-178781**
> **Ginger Punch Racing Corporation**
> **Amendment No. 3 to the Registration Statement on Form S-1**
> **Filed March 19, 2012**
> **File No. 333-178782**
> **Perfect Sting Racing Corporation**
> **Amendment No. 3 to the Registration Statement on Form S-1**
> **Filed March 19, 2012**
> **File No. 333-178783**
> **Awesome Again Racing Corporation**
> **Amendment No. 3 to the Registration Statement on Form S-1**
> **Filed March 19, 2012**
> **File No. 333-178784**
> **Ghostzapper Racing Corporation**
> **Amendment No. 3 to the Registration Statement on Form S-1**
> **Filed March 19, 2012**
> **File No. 333-178785**

Dear Mr. Brothers:

We have reviewed your response to our letter dated February 28, 2012 and have the following additional comments.

Red Bullet Racing Corporation

General

1. We note concurrent registration statements filed February 14, 2012 by Macho Uno Racing Corporation (File No. 333-178781), Ginger Punch Racing Corporation (File No. 333-178782), Perfect Sting Racing Corporation (File No. 333-178783), Awesome Again Racing Corporation (File No. 333-178784), and Ghostzapper Racing Corporation (File No. 333-178785). To the extent our comments below apply to any of the above referenced registration statements, please revise those registration statements accordingly.

Cover Page of Prospectus

2. In the first paragraph, you state that the offering is being made on an "all or none basis." In the second paragraph, however, you state that if less than all of the shares being offered are sold during the offering period, you "do not intend" to conduct a closing of the offering. To the extent you are conducting the offering on an all or none basis, please revise to clarify that you will not conduct a closing unless all shares being offered are sold.

Our Company, page 1

3. Please revise the first sentence of this section to clarify that you are offering an opportunity to make an equity investment in a company that owns thoroughbred racehorses. Your current disclosure implies that the investment is being made directly into thoroughbred racehorses. Please revise the remainder of the prospectus and the screenshots accordingly.

Questions and Answers Relating to the Offering, page 11

Q: Is there a limit on the amount of any Racing Company I may own?, page 12

4. Please revise the answer to this question by providing a cross-reference to the detailed discussion of individual state ownership thresholds on pages 63-65.

5. You state that you may pay all or a portion of the redemption price with a promissory note having a term of ten years. Given that the company intends to complete its liquidation in the next two years, please address the circumstances in which you would elect to issue a promissory note rather than paying the redemption price immediately. Please also disclose who will administer the repayment of the promissory note after the liquidation of the company.

Q: If I purchase shares of the company's common stock, page 13

6. Please revise the answer to this question to discuss the possible limits on or discontinuation of secondary trading of your common stock discussed elsewhere in the prospectus.

7. Please add a question and answer to identify the states in which you intend to race your horses, the current status of your ability to race in each such location and when you intend to begin entering your horses into races.

Liquidation, page 39

8. We note that your officers and directors and their affiliates may purchases your horses when they are sold at auction. Please revise this section to discuss why this constitutes a potential conflict of interest. In particular, please address the duty of your officers and directors to maximize the return to investors by selling the horses at the highest possible price as compared to the interest of your officers and directors and their affiliates in purchasing the horses at the lowest possible price. Please also revise your summary on page 10 and the appropriate risk factor on page 26 to address this particular conflict of interest specifically.

9. Please discuss whether any of your officers or directors or their affiliates currently intend to participate in the auctions in which your horses are sold. Please also explain why management would be interested in purchasing the horses at auction when the principle on which your business plan is based is that selling horses as three-year olds may be superior to a longer-term ownership proposition.

Capitalization, page 44

10. Capitalization "on a historical basis" should be consistent with the historical balance sheet on page F-2. The "accumulated deficit" in the table is understated. Please revise accordingly.

Public Offering and Financial Assurance of Business Plan, page 48

11. Please file the commitment letter from TSG Developments Investments, Inc. as an exhibit to your registration statement.

Guarantee of Potential Debit Card Liabilities, page 73

12. Please confirm that you will file the agreement evidencing the guaranty of certain debit card obligations by The Stronach Group as an exhibit prior to effectiveness of the registration statement. Otherwise, please discuss when you expect the guaranty to be executed and clarify that at the time of the offering, no such guaranty exists.

Description of Capital Stock, page 74

Certain Redemption Provisions; Limitations on Voting and Distribution Rights, page 74

13. We note your response to prior comment 17. Please define "applicable federal rate."

14. Please describe how, in the event the redemption provision is triggered, you will determine whether to redeem all of a stockholder's capital stock or only that portion that causes the consequences disclosed in the last paragraph on page 74.

15. Please describe the procedures that you contemplate the board of directors may use to determine the fair value of your capital stock for the purposes of determining a redemption price.

16. We note that the redemption price may be specified by a racing authority. Please explain how you will determine the redemption price in the event that redemption is triggered because a person exceeds ownership thresholds of more than one jurisdiction.

Financial Statements for the two months ended February 29, 2012

Statements of Operations, page F-3

17. Please remove the basic and diluted loss per common share information for the cumulative period since inception. The presentation of cumulative period results per common share is not meaningful. Our comment applies to the presentations under Summary Financial Data, as well. Please revise accordingly.

Public Offering and Financial Assurance of Business Plan, page F-18

18. We note the commitment from TSG Development Investments, Inc. to fund the company with up to a maximum of $4,050,000 through a loan or otherwise should the need arise. We assume that TSG is intending to commit this amount to each entity. If our assumption is not correct and the $4,050,000 is the total they are intending to provide potentially to be split between the six entities, please revise to clarify.

Macho Uno Racing Corporation

Management's Discussion and Analysis

Possible Injuries to our Horses and Related Impairment Charges, page 42

19. We assume that both Savings N Loan and Un Hombre Caliente are no longer considered to be injured and that they have been returned to training. Please confirm or advise.

Screenshots

20. Refer to the "Summary Financials" screenshots. It is inappropriate to provide summary financial information for "illustrative presentation purposes only." Additionally, it is inappropriate to provide summary financial information for only one company in materials that you contemplate using to make offers for each of the six Racing Companies' common stock. Please revise the screenshots accordingly.

21. Refer to the "Purchase Shares" screenshot. Please note that the representation that purchasers "agree to the prospectus" is inappropriate. Please revise the screenshot accordingly.

You may contact Kristen Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief